

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2025

Nathaniel Bradley
Chief Executive Officer
Datavault AI Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

> **Re: Datavault AI Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted April 25, 2025**
> **CIK No. 0001682149**

Dear Nathaniel Bradley:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing